

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 2, 2009

Mr. Gregory M. Zoloty
Senior Vice President, Finance and Chief Financial Officer
Hickok Incorporated
10514 Dupont Avenue
Cleveland, Ohio 44108

   RE: **Hickok Corporation**
     Form 10-KSB for the fiscal year ended September 30, 2008
     Filed December 29, 2008
     File No. 0-00147

Dear Mr. Zoloty:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Angela J. Crane
        Accounting Branch Chief